U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K		[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-QSB
[ ] Form N-SAR

For Period Ended:          March 31, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

Full Name of Registrant: Brauvin Net Lease V, Inc.
Former Name if Applicable:               N/A
Address of Principal Executive Office (Street and Number):
30 North LaSalle Drive, Chicago, Illinois	60602

Part II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box):

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transaction report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the
prescribed due date;   and

[ ] (c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

Brauvin Net Lease V, Inc. is requesting a five calendar day extension of time so that a complete and accurate presentation of all information can be presented to the Stockholders.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Tom Murphy	   			    (312) 759-7660
  (Name)                                  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes 	[ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?	[X] Yes	[ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The current quarter Financial Statements reflect the Company's adoption of the Liquidation Basis of accounting in the fourth quarter of 2003. The prior years Financial Statements are presented on a going concern basis of accounting.


         Brauvin Net Lease V, Inc.
   (Name of Registrant as specified in the charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004              By:  /s/ Jerome J. Brault

                                     Jerome J. Brault

                                     Brauvin Net Lease V, Inc.
                                     President